Exhibit 21.1
Subsidiaries of SiTime Corporation

Subsidiary	Jurisdiction
SiTime Ukraine, LLC	Ukraine
SiTime Netherlands, B.V.	Netherlands
SiTime Japan GK	Japan
SiTime France	France
SiTime Malaysia SDN. BHD.	Malaysia
SiTime Finland Oy	Finland
SiTime Korea Ltd.	Korea
SiTime Taiwan Ltd.	Taiwan
SiTime Germany GmbH	Germany
SiTime India Semiconductor Private Limited	India